

August 5, 2013

Via E-mail
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

      Re: Pepco Holdings, Inc.
              Atlantic City Electric Company
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File Nos. 001-31403 and 001-03559

Dear Mr. Rigby:

We have reviewed your response dated July 19, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes

Reconciliation of Beginning and Ending Balances of Unrecognized Tax Benefits, page 190

1. We note your response to comment 5 in our letter dated June 21, 2013. Please explain in further detail the reasons for the reductions in tax positions related to property, plant and equipment in your response. In your expanded response, please discuss what additional information was obtained during the examination process, whether the information was available to and considered by you prior to December 31, 2012, and how you concluded

that the change in your assessment represented a change in estimate versus an error. Refer to ASC 250.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief